Exhibit 99.1
Sun Life Financial Inc.
Annual Meeting of Common Shareholders
May 9, 2007
Report on Voting Results
National Instrument 51-102 — Section 11.3

Election of Directors
The following nominees were elected by ballot as directors of the Corporation until the next Annual Meeting:

Name of Nominee	Votes For	%	Votes Withheld	%
James C. Baillie	250,886,910	99.78%	555,091	0.22%
George W. Carmany, III	250,792,897	99.75%	629,104	0.25%
John H. Clappison	250,883,517	99.79%	538,484	0.21%
David A. Ganong, CM	250,864,453	99.78%	557,548	0.22%
Germaine Gibara	250,824,169	99.76%	597,736	0.24%
Krystyna T. Hoeg	250,804,461	99.75%	617,444	0.25%
David W. Kerr	250,907,110	99.80%	514,568	0.20%
Idalene F. Kesner	250,839,758	99.77%	582,147	0.23%
Mitchell M. Merin	250,811,971	99.76%	609,934	0.24%
Bertin F. Nadeau	250,792,282	99.75%	629,671	0.25%
Ronald W. Osborne	250,663,212	99.70%	758,750	0.30%
Donald A. Stewart	249,111,827	99.08%	2,310,294	0.92%
W. Vickery Stoughton	250,758,847	99.74%	663,058	0.26%
Appointment of Auditors
The following were the results of the ballot to appoint Deloitte & Touche LLP as Auditors of the Corporation:

Votes For	%	Votes Withheld	%
251,073,931	99.86	326,120	0.14

Shareholder Proposal No. 1
The following were the results of the ballot conducted for Shareholder Proposal No. 1 — The STAR Principle of Executive Compensation:

Outcome	Votes For	%	Votes Against	%
Defeated	17,397,018	7.24	222,914,616	92.76
/s/  “Joan M. Wilson”

Joan M. Wilson
Vice-President and Corporate Secretary